SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2006
Commission File Number: 001-11648
Glamis Gold Ltd.
(Translation of registrant’s name into English)
5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE:
     This amendment is being furnished to supplement the Report on Form 6-K furnished to the Securities and Exchange Commission on October 5, 2006.
The following documents are furnished with this Form 6-K/A:

Exhibit No.	Exhibit

99.1	Notice and Information Circular for the Special Meeting of Shareholders, dated as of September 25, 2006*

99.2	Press Release, dated October 3, 2006*

99.3	Form of Proxy*

99.4	Consent of Author (Drielick)*

99.5	Consent of Author (Hanks)*

99.6	Consent of Author (Huss)*

99.7	Consent of Author (Johnson)*

99.8	Consent of Author (Voorhees-Marlin)*

99.9	Consent of Author (Pegnam)*

99.10	Consent of Author (Voorhees-Peñasquito)*

99.11	Consent of Author (Wythes)*

99.12	Consent (Amec)*

99.13	Consent (Barnes)*

99.14	Certificate of Qualified Person (Barnes)*

99.15	Consent (Barton)*

99.16	Certificate of Qualified Person (Barton)*

99.17	Consent (Berthelsen)*

99.18	Consent (Blais)*

99.19	Consent (Burgess-Peak/Alumbrera)*

99.20	Consent (Burgess-Amapari)*

99.21	Certificate of Author (Burgess-Peak/Alumbrera)*

99.22	Certificate of Author (Burgess-Amapari)*

99.23	Consent (Eggleston)*

99.24	Consent (Gormely)*

99.25	Certificate of Qualified Person (Gomerly)*

99.26	Consent (Grace)*

Exhibit No.	Exhibit

99.27	Certificate (Grace)*

99.28	Consent (Hennessey)*

99.29	Certificate of Author (Hennessey)*

99.30	Consent (Hester)*

99.31	Certificate of Qualified Person (Hester)*

99.32	Consent (Hooley)*

99.33	Certificate of Author (Hooley)*

99.34	Consent of Qualified Person (Kappes)*

99.35	Certificate of Qualified Person (Kappes)*

99.36	Certificate of Author (Lomas)*

99.37	Consent of Expert (MacFarlane)*

99.38	Certificate (MacFarlane)*

99.39	Consent (Micon-Peak/Alumbrera)*

99.40	Consent (Micon-Amapari)*

99.41	Consent (Ross)*

99.42	Consent (Lomas)*

99.43	Consent (Snowden)*

99.44	Consent (Stechishen)*

99.45	Consent (Spring)*

99.46	Certificate (Spring)*

99.47	Consent of Expert (Vasquez)*

99.48	Consent (Wells)*

99.49	Certificate of Author (Wells)*

99.50	Consent of Expert (Wattts, Griffis and McOuat)*

99.51	Notice of Special Meeting of Shareholders*

99.52	Certificate of Qualified Person (Drielick)*

99.53	Certificate of Qualified Person (Hanks)*

99.54	Certificate of Qualified Person (Huss)*

99.55	Certificate of Qualified Person (Johnson)*

99.56	Certificate of Qualified Person (Voorhees-Marlin)*

99.57	Certificate of Qualified Person (Pegnam)*

Exhibit No.	Exhibit

99.58	Certificate of Qualified Person (Voorhees-Peñasquito)*

99.59	Certificate of Qualified Person (Wythes)*

99.60	Officer’s Certificate*

99.61	Consent (Taylor)*

99.62	Consent (Floyd)*

99.63	Consent (McGibbon)*

99.64	Consent (Mello)*

99.65	Confirmation of Mailing*

99.66	Consent (Rivera)

*	Previously filed

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
(Registrant)

Date: October 11, 2006	By:	/s/ Cheryl A. Sedestrom

	Name:	Cheryl A. Sedestrom
	Its:	Vice President, Finance and
Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit

99.1	Notice and Information Circular for the Special Meeting of Shareholders, dated as of September 25, 2006*

99.2	Press Release, dated October 3, 2006*

99.3	Form of Proxy*

99.4	Consent of Author (Drielick)*

99.5	Consent of Author (Hanks)*

99.6	Consent of Author (Huss)*

99.7	Consent of Author (Johnson)*

99.8	Consent of Author (Voorhees-Marlin)*

99.9	Consent of Author (Pegnam)*

99.10	Consent of Author (Voorhees-Peñasquito)*

99.11	Consent of Author (Wythes)*

99.12	Consent (Amec)*

99.13	Consent (Barnes)*

99.14	Certificate of Qualified Person (Barnes)*

99.15	Consent (Barton)*

99.16	Certificate of Qualified Person (Barton)*

99.17	Consent (Berthelsen)*

99.18	Consent (Blais)*

99.19	Consent (Burgess-Peak/Alumbrera)*

99.20	Consent (Burgess-Amapari)*

99.21	Certificate of Author (Burgess-Peak/Alumbrera)*

99.22	Certificate of Author (Burgess-Amapari)*

99.23	Consent (Eggleston)*

99.24	Consent (Gormely)*

99.25	Certificate of Qualified Person (Gomerly)*

99.26	Consent (Grace)*

99.27	Certificate (Grace)*

99.28	Consent (Hennessey)*

99.29	Certificate of Author (Hennessey)*

Exhibit No.	Exhibit

99.30	Consent (Hester)*

99.31	Certificate of Qualified Person (Hester)*

99.32	Consent (Hooley)*

99.33	Certificate of Author (Hooley)*

99.34	Consent of Qualified Person (Kappes)*

99.35	Certificate of Qualified Person (Kappes)*

99.36	Certificate of Author (Lomas)*

99.37	Consent of Expert (MacFarlane)*

99.38	Certificate (MacFarlane)*

99.39	Consent (Micon-Peak/Alumbrera)*

99.40	Consent (Micon-Amapari)*

99.41	Consent (Ross)*

99.42	Consent (Lomas)*

99.43	Consent (Snowden)*

99.44	Consent (Stechishen)*

99.45	Consent (Spring)*

99.46	Certificate (Spring)*

99.47	Consent of Expert (Vasquez)*

99.48	Consent (Wells)*

99.49	Certificate of Author (Wells)*

99.50	Consent of Expert (Wattts, Griffis and McOuat)*

99.51	Notice of Special Meeting of Shareholders*

99.52	Certificate of Qualified Person (Drielick)*

99.53	Certificate of Qualified Person (Hanks)*

99.54	Certificate of Qualified Person (Huss)*

99.55	Certificate of Qualified Person (Johnson)*

99.56	Certificate of Qualified Person (Voorhees-Marlin)*

99.57	Certificate of Qualified Person (Pegnam)*

99.58	Certificate of Qualified Person (Voorhees-Peñasquito)*

99.59	Certificate of Qualified Person (Wythes)*

99.60	Officer’s Certificate*

Exhibit No.	Exhibit

99.61	Consent (Taylor)*

99.62	Consent (Floyd)*

99.63	Consent (McGibbon)*

99.64	Consent (Mello)*

99.65	Confirmation of Mailing*

99.66	Consent (Rivera)

*	Previously filed